mation purposes only and does not constitute
rities nor is it calculated to invite any suc
tained herein shall form the basis of any co
ade only by means of an offering circular and only in jurisdictions in which such
legally and validly be made.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

JOINT ANNOUNCEMENT

PROPOSED DISPOSAL OF PROPERTIES AND PROPOSED LISTING AND OFFERING OF UNITS OF A PROPOSED REAL ESTATE INVESTMENT TRUST ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the Joint Announcement issued by HLD and HIL dated 23 May 2006. HLD and HIL are pleased to announce that application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

The Proposed HLD Disposal will involve the sale by the HLD Group of its interests in the HLD Properties, and novation of the HLD Interest Rate Swap, to Sunlight REIT, and the Proposed HIL Disposal will involve the sale by the HIL Group of its interests in the HIL Property to Sunlight REIT.

Completion of the Proposed HLD Disposal and the Proposed HIL Disposal are expected to take place on the date of the listing of Sunlight REIT and commencement of trading of the Units on the Main Board of the Hong Kong Stock Exchange.

The Offering will comprise an offer for subscription by way of a public offer in Hong Kong and an international placement to certain professional, institutional and other investors.

Sunlight REIT is proposed to be established as a real estate investment trust which is proposed to be formed primarily to own and invest in a portfolio of office and retail properties in Hong Kong. Upon completion of the Offering, Sunlight REIT will initially own a portfolio of 20 office and retail properties in Hong Kong, comprising the HLD Properties (including the HIL Property) and the Private Group Properties. The values of the HLD Properties (including the HIL Property) and the Private Group Properties are expected to be in the ratio of approximately 15:85. Sunlight REIT is proposed to be administered by HSBC Institutional Trust Services (Asia) Limited (as trustee), which is a professional trustee company and is independent of the HLD Group. The proposed manager of Sunlight REIT, Henderson Sunlight Asset Management Limited, is an indirect wholly-owned subsidiary of HLD. The Manager has applied for a Type 9 licence under the SFO for the regulated activity of asset management. Henderson Sunlight Property Management Limited, an indirect wholly-owned subsidiary of HLD, is proposed to act as property manager of the properties of Sunlight REIT located in Hong Kong, subject to the overall management and supervision of the Manager.

It is currently proposed that Qualifying HLD Shareholders will be entitled to subscribe for one Reserved Unit for every whole multiple of 13 HLD Shares (or such other number of HLD Shares as may be stated in the Offering Circular) held by them on the Record Date (being 7 June 2006). If an application is made by a Qualifying HLD Shareholder for a number of Reserved Units greater than his Assured Entitlement, the Assured Entitlement will be satisfied in full if the Offering becomes unconditional, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Units resulting from other Qualifying HLD Shareholders not taking up some or all of their Assured Entitlements.

The Offering and the Listing are subject to, among other things, the Authorisation being granted by the SFC and the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

HLD Shareholders, HIL Shareholders and other investors should note:-

- **The Proposed Transactions, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied.**

- **The HLD Board and the HIL Board have not made final decisions whether or not to proceed, and if so when to proceed, with the Proposed Transactions.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

HLD Shareholders, HIL Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

Further announcement(s) will be made by HLD and/or HIL in relation to the Proposed Transactions if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto.

INTRODUCTION

Reference is made to the Joint Announcement issued by HLD and HIL dated 23 May 2006. Terms defined in the Joint Announcement have the same meaning when used in this announcement unless otherwise defined herein.

HLD and HIL are pleased to announce that application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

The Proposed HLD Disposal will involve the sale by the HLD Group of its interests in the HLD Properties, and novation of the HLD Interest Rate Swap, to Sunlight REIT, and the Proposed HIL Disposal will involve the sale by the HIL Group of its interests in the HIL Property to Sunlight REIT. The Private Group also proposes to sell to Sunlight REIT its interests in a number of properties.

INFORMATION ON THE PROPERTIES TO BE SOLD TO SUNLIGHT REIT

The property interests proposed to be sold to Sunlight REIT by the HLD Group, the HIL Group and the Private Group will contribute to form a balance portfolio totalling approximately 1.29 million square feet Gross Rentable Area, including the following properties and are currently used for office and/or retail (including car parking) purposes:-

	General Description of the properties	Owner group	Interest in the properties
1.	Entire building of 248 Queen's Road East, a 40-storey Grade A office building located in Wanchai	HLD Group	Approximately 17.1%
		Private Group	Approximately 82.9%
2.	Righteous Centre, a 26-storey Grade B office building located in Mongkok	HLD Group	100%
3.	235 Wing Lok Street Trade Centre, a 26-storey Grade B office building located in Sheung Wan	HLD Group	100%
4.	Everglory Centre, a 21-storey Grade B office building located in Tsimshatsui	HLD Group	100%
5.	Offices on certain floors and retail units on the ground floor of Yue Fai Commercial Centre, a 26-storey office building located in Aberdeen	HLD Group	100%
6.	Offices on certain floors and retail units on the ground floor of On Loong Commercial Building, a 23-storey Grade B office building located in Wanchai	HLD Group	100%

	General Description of the properties	Owner group	Interest in the properties
7.	Shops on the ground floor of Supernova Stand, a 27-storey residential/retail composite building located in the Eastern District of Hong Kong Island	HLD Group Private Group	Approximately 36.4% Approximately 63.6%
8.	Shops on the ground floor, car parks on the first floor and the second floor and motor cycle parking spaces on the third floor of Royal Terrace, a 36-storey residential/retail building located in Quarry Bay	HLD Group	100%
9.	Shops on the ground floor and offices on certain floors of Sun Fai Commercial Centre, a 15-storey Grade B office building located in Mongkok	Private Group *(Note 1)*	100%
10.	Shops on the ground floor and offices on certain floors of Kwong Wah Plaza, a 17-storey commercial building (including basement) located in Yuen Long	Private Group *(Note 2)*	100%
11.	Java Road 108 Commercial Centre, a 25-storey Grade B office building located in North Point	HIL Group *(Note 3)* Private Group	Approximately 33.3% Approximately 66.7%
12.	Bonham Trade Centre, a 28-storey Grade B office building located in Sheung Wan	Private Group	100%
13.	Shops on the ground floor and offices on certain floors of 135 Bonham Strand Trade Centre, a 25-storey Grade B office building located in Sheung Wan	Private Group	100%
14.	Shops and offices on certain floors of Winsome House, a 27-storey Grade B office building located in Central	Private Group	100%
15.	Shops and offices on certain floors of Wai Ching Commercial Building, a 19-storey Grade B office building located in Jordan, Kowloon	Private Group	100%
16.	Commercial development and car parks of Metro City Phase I, a three-storey commercial/car parking podium which is part of the Metro City Shopping Centre development located in Po Lam Area of Tseung Kwan O	Private Group	100%
17.	Car parks in the podium and basement and the commercial development (including all the shops, the restaurant and the kindergarten) of Sheung Shui Centre Shopping Arcade, comprising a two-storey shopping arcade, a third-floor kindergarten and basement car park located in Sheung Shui	Private Group	100%

	General Description of the properties	Owner group	Interest in the properties
18.	Shops on the ground floor of Beverley Commercial Centre, a part of the Beverley Commercial Centre, a development comprising a 20-storey commercial building including a basement located in Tsimshatsui	Private Group	100%
19.	Units on certain floors and advertising spaces of Glory Rise, a 26-storey retail/residential building located in North Point	Private Group	100%
20.	Shops on the ground floor, offices on the first floor, advertising spaces, commercial common areas and facilities, private staircase and landing and the reserved portion of Palatial Stand, a 23-storey retail/residential composite building located in Hung Hom	Private Group	100%

Notes:

1. The HLD Group has conditionally agreed to sell to the Private Group three office units of Sun Fai Commercial Centre, which are in turn proposed to be sold by the Private Group to Sunlight REIT together with certain other portions of Sun Fai Commercial Centre.

2. The HLD Group has conditionally agreed to sell to the Private Group an office unit of Kwong Wah Plaza, which is in turn proposed to be sold by the Private Group to Sunlight REIT together with certain other portions of Kwong Wah Plaza.

3. HLD Group has an indirect interest in the HIL Property through HIL.

PROPOSED HLD DISPOSAL AND PROPOSED HIL DISPOSAL

The Proposed HLD Disposal will involve the sale by the HLD Group of its interests in the HLD Properties, and novation of the HLD Interest Rate Swap, to Sunlight REIT, and the Proposed HIL Disposal will involve the sale by the HIL Group of its interests in the HIL Property to Sunlight REIT.

The Private Group also proposes to inject into Sunlight REIT the Private Group Properties, which are expected to comprise a number of office and retail properties in Hong Kong. The values of the HLD Properties (including the HIL Property) and the Private Group Properties are expected to be in the ratio of approximately 15:85.

Each of the Proposed HLD Disposal, the Proposed HIL Disposal and the injection of the Private Group Properties into Sunlight REIT will be conditional upon, among other things, the Authorisation being granted by the SFC and the Listing being approved by the Hong Kong Stock Exchange.

The aggregate sale consideration payable to the Vendor Companies for the Property Companies or the Investment Holding Companies, which will be determined by reference to the acquisition value of each of the relevant Target Properties to be commercially agreed between the parties, will be payable to the HLD Group and the HIL Group. Adjustments will

be made to account for, among others, the assets and liabilities of the relevant Property Companies and/or Investment Holding Companies on Completion. In addition, the consideration payable to the Vendor Companies in respect of the disposal of the Property Companies and the Investment Holding Companies may be increased or reduced by reference to the amount (if any) by which the final Offer Price exceeds or falls below (as the case may be) the minimum level of the range of the Offer Price to be stated in the Offering Circular. Any such adjustments are expected to be relatively immaterial to the HLD Group and the HIL Group respectively as a whole. In respect of the sale of interests in 248 Queen's Road East, the HLD Group will refund part of the consideration received to the extent of approximatley 17.1% of any shortfall in the actual rental income (and any proceeds of loss of rental insurance) of 248 Queen's Road East below the agreed rental income for each of the financial years from the anticipated date of Completion to 30 June 2009 (and pro-rated for the initial period comprising part of a financial year).

HLD will guarantee the performance by the relevant Vendor Company (which is its subsidiary) of its obligations under the relevant sale and purchase agreement. The Vendor Companies and HLD or HIL (as the case may be) will also enter into deeds of tax covenant with members of the Sunlight REIT group to covenant to make payments to it in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification upon Completion of the properties in the books of the Property Companies. A deed of indemnity and undertaking will also be given by HLD in relation to certain fire safety improvement directions and notice issued by the Director of Buildings and the Director of Fire Services in respect of the On Loong Commercial Building property, considering that the directions and notice were received before the sale and purchase transaction and the HLD Group as the vendor will agree to bear the costs, expenses and contributions required to comply with those directions and notice.

The HLD Interest Rate Swap will be entered into by the HLD Group for the purpose of hedging by Sunlight REIT of part of its exposure to floating rates of interest under a secured credit facility of the Sunlight REIT group. The HLD Interest Rate Swap, when novated to the Sunlight REIT group, will also have the effect of enhancing the yield of Sunlight REIT for a limited period. As part of the Proposed HLD Disposal, on the date of the Listing, the HLD Group's rights and obligations under the HLD Interest Rate Swap will be novated to Sunlight REIT at a consideration equivalent to its acquisition cost.

It is proposed that a similar interest rate swap will also be entered into by the SKFE group for similar purposes of Sunlight REIT. The respective amounts of the HLD Interest Rate Swap and the SKFE group's interest rate swap are expected to be proportional to the respective values of the HLD Properties (including the HIL Property) and the Private Group Properties.

The aggregate of the audited net assets of the Property Companies, the Investment Holding Companies and the Target Properties which are the subject of the Proposed HLD Disposal (the "Subject Entities") as at 30 June 2005 were approximately HK$876 million. The aggregate of the audited profits before taxation of the Subject Entities for the two years ended 30 June 2004 and 30 June 2005 were approximately HK$104 million and HK$263

million respectively. The aggregate of the audited net profits after taxation of the Subject Entities attributable to the shareholders of the HLD Group for the two years ended 30 June 2004 and 30 June 2005 were approximately HK$93 million and HK$243 million respectively.

The audited net assets of the Property Company which is the subject of the Proposed HIL Disposal as at 30 June 2005 were approximately HK$21 million. The audited profits before taxation of such Property Company for the two years ended 30 June 2004 and 30 June 2005 were approximately HK$4 million and HK$1 million respectively. The audited net profits after taxation of such Property Company attributable to the shareholders of the HIL Group for the two years ended 30 June 2004 and 30 June 2005 were approximately HK$4 million and HK$1 million respectively.

Completion of the Proposed HLD Disposal and the Proposed HIL Disposal are subject to fulfilment of conditions precedent and are expected to take place on the date of the listing of Sunlight REIT and commencement of trading of the Units on the Main Board of the Hong Kong Stock Exchange.

As the considerations for the Proposed HLD Disposal and the Proposed HIL Disposal have not yet been finalised and no definitive agreements have been entered into by the respective Vendor Companies, further announcement will be made by HLD and/or HIL in that regard if and when appropriate.

INFORMATION ON THE PROPOSED OFFERING AND LISTING

It is expected that the Offering will comprise an offer for subscription by way of a public offer in Hong Kong and an international placement to certain professional, institutional and other investors (including the Preferential Offering).

The Offering and the Listing will be conditional on, among other things, the following:

1. the Authorisation being granted by the SFC;

2. the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange; and

3. the obligations of the underwriters, under the underwriting agreements to be entered into by the relevant parties in respect of the Offering, becoming unconditional and the underwriting agreements not being terminated in accordance with their terms or otherwise, on or before the dates and times to be specified therein.

The Offering and the Listing are subject to the fulfilment of conditions precedent and are dependent on a number of factors. If such conditions are not fulfilled or waived prior to the dates and times to be specified, the Offering and the Listing will not proceed, the Hong Kong Stock Exchange will be notified accordingly and a further announcement will be published by HLD and HIL.

As stated in the Joint Announcement, the Listing does not require the approval of the HLD Shareholders.

Application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

INFORMATION ON SUNLIGHT REIT

Sunlight REIT is proposed to be established as a real estate investment trust which is proposed to be formed primarily to own and invest in a portfolio of office and retail properties in Hong Kong. Upon completion of the Offering, Sunlight REIT will initially own a portfolio of 20 office and retail properties in Hong Kong, comprising the HLD Properties (including the HIL Property) and the Private Group Properties.

Sunlight REIT is proposed to be administered by HSBC Institutional Trust Services (Asia) Limited (as trustee), which is a professional trustee company and is independent of the HLD Group.

The proposed manager of Sunlight REIT, Henderson Sunlight Asset Management Limited, is an indirect wholly-owned subsidiary of HLD. The Manager has applied for a Type 9 licence under the SFO for the regulated activity of asset management. It is expected that the board of directors of the Manager will initially comprise a majority of persons who are independent of the rest of the HLD Group.

Henderson Sunlight Property Management Limited, an indirect wholly-owned subsidiary of HLD, is proposed to act as the property manager of the properties of Sunlight REIT located in Hong Kong, subject to the overall management and supervision of the Manager.

PROPOSED SUBSCRIPTION OF UNITS

It is proposed that HLD will, through wholly-owned subsidiaries, subscribe for a number of Units (yet to be determined but not expected to exceed 5% of the total number of Units which will be in issue on completion of the Offering). It is also proposed that SKFE will, through wholly-owned subsidiaries, subscribe for a number of Units (yet to be determined but not expected to exceed 25% of the total number of Units which will be in issue on completion of the Offering). The Over-allotment Option, if exercised, will be satisfied through the transfer of Units subscribed by a subsidiary of HLD and a subsidiary of SKFE, thereby reducing the indirect percentage holdings by HLD and SKFE of the Units to approximately 3% and 18% respectively.

EFFECTS OF THE PROPOSED TRANSACTONS ON HLD

Following the Proposed Transactions, HLD will continue to maintain a sufficient level of operations and sufficient assets to support its listing status. Further announcement will be made to provide information on the financial effects on the Proposed Transactions after the prices and other terms of the Proposed Transactions have been determined.

REASONS FOR AND BENEFITS OF THE PROPOSED TRANSACTIONS

It is the present intention of the HLD Board to use the anticipated net cash proceeds to be received by the HLD Group from the Proposed HLD Disposal for the operations and new

investment opportunities of the HLD Group. Based on the current proposals, the HLD Board considers that the commercial benefits of the Proposed Transactions and the Listing to the HLD Group include the generation of the cash proceeds for funding its operations and new investment opportunities and diversification of its business to include management of real estate investment trust.

It is the present intention of the HIL Board to use the anticipated net cash proceeds to be received by HIL from the Proposed HIL Disposal for the operations and new investment opportunities of the HIL Group. Based on the current proposals, the HIL Board considers that the Proposed HIL Disposal will enable the HIL Group to utilize the cash proceeds generated for its operations and new investment opportunities.

ASSURED ENTITLEMENTS

It is currently proposed that Qualifying HLD Shareholders will be entitled to subscribe for one Reserved Unit for every whole multiple of 13 HLD Shares (or such other number of HLD Shares as may be stated in the Offering Circular) held by them on the Record Date (being 7 June 2006). Any Qualifying HLD Shareholder holding less than 13 HLD Shares (or such other number of HLD Shares as may be stated in the Offering Circular) will not be entitled to apply for the Reserved Units. If an application is made by a Qualifying HLD Shareholder for a number of Reserved Units greater than his Assured Entitlement, the Assured Entitlement will be satisfied in full if the Offering becomes unconditional, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Units resulting from other Qualifying HLD Shareholders not taking up some or all of their Assured Entitlements. Any Assured Entitlements not taken up by Qualifying HLD Shareholders will be allocated first to satisfy the excess applications for Reserved Units from Qualifying HLD Shareholders on a fair and equitable basis. Any Reserved Units not taken up by the Qualifying HLD Shareholders will be allocated to the international placement to certain professional, institutional and other investors.

There are excluded from Qualifying HLD Shareholders, among others, holders of HLD Shares in which Hopkins (Cayman) Limited, the ultimate controlling shareholder of HLD, is deemed to be interested under Part XV of the SFO. The Reserved Units which (but for such exclusion) would represent the controlling shareholder's entitlement in the Reserved Units will be applied so as to increase the Assured Entitlement of the other Qualifying HLD Shareholders accordingly.

Assuming that all the Reserved Units are taken up under the Preferential Offering, the number of Units to be issued under the Preferential Offering is expected to represent approximately 5.0% of the Units initially available under the Offering and approximately 3.6% of the Units in issue on completion of the Offering (without taking into account any exercise of the Over-allotment Option).

Any beneficial owner of HLD Shares whose shares are registered in the name of a nominee, trustee or registered owner in any other capacity should make arrangements with such nominee, trustee or registered owner in relation to the Assured Entitlements and the Preferential Offering, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

HLD Shareholders should note that the entitlement to Reserved Units may represent Units not in a whole multiple of a full board lot of Units, and dealings in odd lot Units may be below their prevailing market price. Entitlements to Reserved Units are not transferable and there will be no trading in nil-paid entitlements on the Hong Kong Stock Exchange. Any Units to be issued pursuant to the Preferential Offering shall be fully paid, ranking pari passu in all respects with other Units to be issued pursuant to the Offering.

POSSIBLE CONNECTED TRANSACTIONS

As stated in the Joint Announcement, the Proposed HLD Disposal (including the novation of the HLD Interest Rate Swap to Sunlight REIT and the conditional sale to the Private Group of the Target Properties) and the Proposed Subscription will constitute connected transactions of HLD, and the Proposed HIL Disposal will constitute a connected transaction of HIL.

On the basis of the proposed terms, it is anticipated that the Proposed HLD Disposal as a whole (including the conditional sale of the Target Properties by the HLD Group to the Private Group) would fall within the *de minimis* threshold under Rule 14A.32 of the Listing Rules and will be on normal commercial terms. Thus, no independent shareholders' approval will be required and only the reporting and announcement requirements under Chapter 14A of the Listing Rules will need to be complied with.

It is also anticipated that the conditional sale of the Target Properties by the HLD Group to the Private Group alone would fall within the *de minimis* threshold under Rule 14A.31(2) of the Listing Rules and will be on normal commercial terms. Thus, those disposals are expected to be exempt from all reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Further, the deed of indemnity and undertaking to be given by HLD in relation to the On Loong Commercial Building property referred to above is expected to constitute a connected transaction of HLD under the Listing Rules, but is expected to fall within the *de minimis* threshold under Rule 14A.31(2) of the Listing Rules. Thus, the transaction is expected to be exempt from all reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

GENERAL

This announcement is made pursuant to Rule 13.09 and Practice Note 15 of the Listing Rules.

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal business activities of the HIL Group are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Offering and the Listing are subject to, among other things, the Authorisation being granted by the SFC and the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Units to be issued under the Offering on the Main Board of the Hong Kong Stock Exchange.

HLD Shareholders, HIL Shareholders and other investors should note:

- **The Proposed Transactions, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied.**

- **The HLD Board has not made final decisions whether or not to proceed, and if so when to proceed, with the Proposed Transactions.**

- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Accordingly, HLD Shareholders, HIL Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

Further announcement(s) will be made by HLD and/or HIL in relation to the Proposed Transactions if and when appropriate. Any decision to apply for Units under the Preferential Offering should be based solely on the information provided in the Offering Circular to be published by the Manager in relation thereto.

DEFINITIONS

"Completion"	means the completion of the Proposed HLD Disposal and the Proposed HIL Disposal
"Gross Rentable Area"	means, in respect of a property, the area of the property determined by the relevant property owning company at any given time to be rentable with the inclusion of its apportioned share of common or service areas used in common for the property as a whole and also those areas used for ancillary purposes in relation to the management and care-taking of the property (excluding area of car-parks)
"HIL"	means Henderson Investment Limited
"HLD"	means Henderson Land Development Company Limited
"HLD Interest Rate Swap"	means an interest rate swap agreement proposed to be entered into between the HLD Group and certain counterparties, which will be effective on the date of commencement of trading of the Units on the Main Board of the Hong Kong Stock Exchange

"Investment Holding Companies"	means the intermediate investment holding companies through which the HIL Group or other members of the HLD Group holds certain of the Property Companies
"Joint Announcement"	means the announcement dated 23 May 2006 and issued by HLD and HIL jointly
"Over-allotment Option"	means the option to be granted by a subsidiary of SKFE and a subsidiary of HLD to the joint global coordinators of the Offering to require the subsidiary of SKFE and the subsidiary of HLD to make available Units representing up to approximately 7.2% of the total number of Units which will be in issue on completion of the Offering solely to cover the over-allocation of Units
"Private Group"	means Henderson Development Limited (a controlling shareholder of HLD), SKFE and the companies owned by a private trust of the family of Dr. Lee Shau Kee (the Chairman of HLD and HIL), and their respective subsidiaries (excluding the HLD Group)
"Private Group Properties"	means the property interests proposed to be injected into Sunlight REIT from the Private Group, general descriptions of which are stated in the paragraph headed "Information on the Properties to be Sold to Sunlight REIT" in this announcement
"Property Companies"	means the respective direct owners of the HLD Properties and the HIL Property (as the case may be)
"Proposed HLD Disposal"	means the proposed disposal by the HLD Group of the HLD Properties, and novation of the HLD Interest Rate Swap, to Sunlight REIT
"Proposed Subscription"	means the proposed subscription by HLD, through wholly-owned subsidiaries, for up to not exceeding 5% of the total number of Units which will be in issue on completion of the Offering
"Proposed Transactions"	means the Proposed HLD Disposal and the Proposed Subscription
"Target Properties"	means the total of four office units in Sun Fai Commercial Centre and in Kwong Wah Plaza referred to in Notes (1) and (2) in the table of properties in the paragraph headed "Information on the Properties to be Sold to Sunlight REIT" in this announcement

"Vendor Companies"	means the respective vendors of shares in the Property Companies or the Investment Holding Companies (as the case may be)
"%"	means per cent.

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 25 May 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.